New Deepwater Contracts Are Signed Between CNOOC And Its Partner

(Hong Kong, Dec 12, 2006) — CNOOC Limited (the “Company” or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) announced today that its parent company, China National Offshore Oil Corporation (“CNOOC”) has signed two production sharing contracts (PSC) with Devon Energy Corporation (“Devon”, NYSE:DVN) for deepwater blocks 64/18 and 53/30.

Block 64/18, located in Qiong Dong Nan Basin in the Western South China Sea, covers a total area of 7,712 square kilometers. The other block 53/30 covers approximately 6,313 square kilometers in the Pearl River Mouth Basin. Water depth of the two blocks ranges from 300 to 2000 meters.

Under the terms of the contracts, Devon is committed to conduct 2-D seismic survey and wildcat drilling during the 8-year exploration period in the two blocks.

All expenditures incurred during exploration period will be borne by Devon. CNOOC Ltd. has the right to participate in up to 51% interests in the event of any commercial discovery in the two blocks.

Mr. Zhu Weilin, Vice President of the Company and General Manager of exploration department commented, “With the breakthrough in Liwan 3-1, we are very confident in the resource potential of deepwater area offshore China. We hope Devon will continue its success story in pursing offshore China’s opportunities.”

In December 2005, CNOOC and Devon inked a PSC on deepwater block 42/05. Up to now, CNOOC has signed ten deepwater contracts with foreign companies.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com